

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Mr. Michael M. Larsen
Vice President and Chief Financial Officer
Gardner Denver, Inc.
1500 Liberty Ridge Drive, Suite 300
Wayne, Pennsylvania 19087

      Re: Gardner Denver, Inc.
               Form 10-K for the year ended December 31, 2010
               File No. 001-13215
               Filed February 28, 2011

Dear Mr. Larsen:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Financial Statements, page 43

Notes to Consolidated Financial Statements, page 48

Note 17. Contingencies, page 82

1.   We see from your disclosures in this Note that you have been named as a defendant in a number of asbestos and silica personal injury lawsuits. We also see you indicate on page 83 of this Note that "there can be no assurance that the resolution of pending or future lawsuits will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity". Please revise future filings to disclose an estimate of possible loss or range of loss associated with the contingencies referenced in this Note. If such estimate cannot be made, please disclose that fact. We refer you to FASB ASC 450-20-50. Alternatively, tell us why you do not believe the requested disclosures are required.

2.   We also noted your disclosure that you have been identified as a potentially responsible party with respect to several sites designated for cleanup under the U.S. federal Superfund laws and in this regard, you have accrued a liability on your balance sheet to the extent costs are known or can be reasonably estimated regarding your remaining financial obligations for these matters. Please revise future filings to disclose the amount accrued or tell us why you do not believe such disclosure is necessary. We refer you to FASB ASC 450-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not

- foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

"for" Jeff Jaramillo
Branch Chief